UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

A Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ) No. 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

EXTRACT OF THE MINUTES OF THE 149th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 14th, 2023

1.       DATE, TIME, AND VENUE: On February 14th, 2023, at 11:00 a.m., held at the headquarters of Telefônica Brasil S.A. (“Company”), located at Avenida Engenheiro Luiz Carlos Berrini, 1376, 32nd floor, 5G room, Cidade Monções neighborhood, in the City of São Paulo, State of São Paulo.

2.	CALL NOTICE AND ATTENDANCE: The call notice was sent pursuant to the Bylaws. All members of the Audit and Control Committee (“Committee”) were present, i.e.: Mr. José Maria Del Rey Osorio, Chairman of the Committee; Mr. Juan Carlos Ros Brugueras, Counselor; Mr. Alfredo Arahuetes García, Counselor. Also present at the meeting were the CFO and Investor Relations Officer, Mr. David Melcon Sanchez-Friera, Chief Audit Officer, Ms. Paula Bragança França Mansur; Director of Internal Audit, Mr. Daniel Tortosa Ilana; Accounting and Revenue Projection Director, Ms. Jaqueline Nogueira de Almeida; the Company’s Senior Manager and Accountant, Mr. Carlos Cesar Mazur; General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira; and the Director of Corporate Affairs, Ms. Nathalia Pereira Leite, as Secretary of the Meeting, in addition to the presenters individually named in each of the topics below, whose participations were restricted to the time of appraisal of their respective topics. Also present were representatives of PricewaterhouseCoopers Auditores Independentes (“PwC”), Mr. Sérgio Eduardo Zamora, Mr. Bruno Maia, and Mr. Ricardo Queiroz, and the representative of Baker Tilly 4Partners Auditores Independentes S.S. (“Baker”), Mr. Nelson Varandas.

3.       PRESIDING BOARD: José Maria Del Rey Osorio – Chairman of the Committee; and Nathalia Pereira Leite – Meeting Secretary.

4.       AGENDA AND RESOLUTIONS: Having examined and debated the matters on the Agenda, the members of the Committee who attended the Meeting deliberated as described below:

TELEFÔNICA BRASIL S.A.

A Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ) No. 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

EXTRACT OF THE MINUTES OF THE 149th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 14th, 2023

4.1.       Appreciation of the Company’s Financial Statements followed by the Report of the Independent Auditors and the Annual Management Report related to the fiscal year ended on December 31st, 2022: The Accounting and Revenue Projection Director, Ms. Jaqueline Nogueira de Almeida, jointly with the Company’s Accountant, Mr. Carlos Cesar Mazur, presented the results of the fiscal year ended on December 31st, 2022 and the results of technical study of the Impairment test and the Company's Deferred Tax Assets for the 2022 fiscal year. Afterwards, the Investors Relations Specialist, Ms. Tatiana Cardoso Anicet, presented the main aspects of the Annual Management Report. The representative of the independent audit firm Baker, Mr. Nelson Varandas, informed that he had no provisos in relation to the Financial Statements and also submitted a draft Independent Auditors’ Report, with no provisos, which shall be signed with no amendments after the approval of the Financial Statements by the Board of Directors, on February 15th, 2023. It was also clarified that the Financial Statements were submitted, on the date hereof, to the Audit Committee and on February 15th, 2023 to the Company’s Board of Directors. The Committee members, having analyzed said information and heard the comments from the external and internal auditors, unanimously stated their decision to issue a favorable opinion, with no provisos, on the date of the next meeting of the Board of Directors, which shall be filed at the Company’s headquarters, having decided to recommend to the Company’s Board of Directors the approval of said documents.

4.2. Appreciation of the Proposal for Allocation of Income for the fiscal year ended on December 31st, 2022: The Finance Director, Mr. Rodrigo Rossi Monari, submitted the Management’s Proposal for Allocation of Net Income of the 2022 Fiscal Year. Furthermore, he clarified that said information was submitted, on the date hereof, to the Audit Committee and shall be submitted on February 15th, 2023 to the Company’s Board of Directors. It is noted that the Committee members, having analyzed said information, unanimously stated their decision to issue a favorable opinion, with no provisos, on the date of the next meeting of the Board of Directors, which shall be filed at the Company’s headquarter, having decided to recommend to the Company’s Board of Directors the approval of said Proposal for Allocation of Income.

4.3. Proposal for the Cancellation of Shares Held in Treasury: The Finance Director, Mr. Rodrigo Rossi Monari submitted a proposal for the cancellation of 13,381,540 common shares issued by the Company held in treasury. These shares were repurchased in the fiscal year ended on December 31st, 2022, in the context of the Share Buyback Program for shares issued by the Company itself. After analyzing the information provided, the Committee members unanimously decided to recommend to the Company’s Board of Directors the approval of said proposal with the consequent amendment to the Company’s Bylaws, to adjust the number of shares into which the corporate capital is divided, which shall be submitted to the shareholders at a Shareholders’ Meeting.

TELEFÔNICA BRASIL S.A.

A Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ) No. 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

EXTRACT OF THE MINUTES OF THE 149th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 14th, 2023

5.       CLOSING: There being no further matters to discuss, the Chairman of the Committee stated that the meeting was adjourned, and these minutes were drawn up. São Paulo, February 14th, 2023. Signatures: (aa) José Maria Del Rey Osorio - Chairman of the Committee; (aa) Alfredo Arahuetes García – Counselor; (aa) Juan Carlos Ros Brugueras – Counselor; and (aa) Nathalia Pereira Leite – Meeting Secretary.

I hereby certify that the resolutions recorded herein are contained in the minutes of the 149th meeting of the Audit and Control Committee of Telefônica Brasil S.A., held on February 14th, 2023, drawn up in the Company’s book.

_______________________________ Nathalia Pereira Leite Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 15, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director